Exhibit (a)(5)(iv)

The Pershing Square Funds Announce the Final Results of Their Tender Offer for Common Shares of The Howard Hughes Corporation

NEW YORK, November 30, 2022 — Pershing Square Capital Management, L.P. (“PSCM”) today announced the final results of the cash tender offer (the “Offer”) by Pershing Square, L.P. (“PS”), Pershing Square International, Ltd. (“PS International”) and Pershing Square Holdings, Ltd. (“PSH” and together with PS and PS International, the “Purchasers”) to purchase up to an aggregate of 6,340,000 shares of common stock (each, a “Common Share”) of The Howard Hughes Corporation (NYSE: HHC), which expired at 12:00 Midnight, New York City time, at the end of November 28, 2022.

The Purchasers have accepted for payment, at a purchase price of $70.00 per Common Share, and will promptly pay for, all 1,559,205 Common Shares that were validly tendered and not validly withdrawn pursuant to the Offer. After giving effect to this transaction, PSCM and its affiliates beneficially own approximately 30.4% of the Common Shares outstanding as of October 26, 2022.

About Pershing Square Capital Management, L.P.

Pershing Square Capital Management, L.P., based in New York City, is a SEC-registered investment advisor to investment funds.

Contacts
Pershing Square Capital Management, L.P.
Francis McGill
McGill@persq.com
(212) 909-2455